September 9, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Canary Staked TRX ETF
Issuer CIK: 0002064768
Issuer File Number: 333-286628
Form Type: 8-A12B
Filing Date: September 9, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. ("Exchange") certifies its approval for listing and registration of shares of the Canary Staked TRX ETF upon official notice of issuance.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications